SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Annual General Meeting of Shareholders scheduled for July 2, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: June 1, 2015
	By:	/s/ Gil hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 2, 2015

NOTICE IS HEREBY GIVEN that on Thursday, July 2, 2015, at 4:00 p.m. Israel time, the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.
To re-elect Mr. Zwi Williger, Mr. Joseph Williger, Mr. Oleksandr Granovskyi, Mr. Israel Yosef Schneorson, Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky, and Mr. Ilan Cohen, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2015 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the board of directors of the Company (the "Board"), upon recommendation of the Audit Committee, to determine their remuneration;

3.	To appoint Mrs. Sigal Grinboim as an External Director of the Company for a period of three years, as such term is defined in the Companies Law, and to approve her compensation;

4.
To appoint Mr.Menashe Arnon as an External Director of the Company for a period of three years commencing August 30, 2015, as such term is defined in the Companies Law, and to approve his compensation;

5.	To approve exemption and indemnification letters for (i) Mrs. Sigal Grinboim, commencing as of the date of approval by the Meeting, and (ii) Mr. Menashe Arnon, commencing August 30, 2015; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

7.
In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2014, together with the report of the auditors thereon and the report of the Board for such year.

A shareholder who wishes to vote at the Meeting, but who is unable to attend in person, may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than June 30, 2015 at 4:00 p.m. (Israel time)).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure their vote is represented at the Meeting by promptly completing, signing, dating and returning their proxy (in the form attached) in the enclosed envelope to the offices of the Company or to the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than June 30, 2015 at 4:00 p.m. (Israel time)).

The Company has fixed the close of business on May 28, 2015 as the record date for determination of the shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on May 28, 2015 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share of the Company, nominal value NIS 0.1 per share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2014, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from June 21, 2015 until June 25, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

By order of the Board of Directors,
/s/ Zwi Williger
Zwi Williger
Chairman of the Board of Directors	Dated: Yavne, Israel, June 1, 2015

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on July 2, 2015 at 4:00 p.m. (Israel time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about June 3, 2015.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”).  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolutions 1, 2 and 5 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The approval of Proposals 3  and 4 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 3 and 4 whether or not you are a controlling shareholder of the Company, or acting on its behalf, or have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote will not be counted with respect to the Proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on May 28, 2015 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 13,107,579 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2014, together with the report of the auditors thereon and the complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from June 21, 2015 until June 25, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, 5759-1999 (the "Companies Law"), you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than June 7, 2015. Our Board of Directors may respond to your notice not later than June 19, 2015.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 655,379 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of May 26, 2015, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,107,579 Ordinary Shares outstanding as of May 26, 2015.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,780,614	59.36%
B.S.D Crown Ltd. (formerly Emblaze Ltd.) ("BSD")(2)	8,418,355	64.23%
All directors and officers as a group (3) (3 persons)	8,428,355	64.25%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.  The business address of BSD is 132 Menahem Begin Rd., Azrieli Center 3, Tel-Aviv, Israel.

(2)
Includes (i) 7,780,614 Ordinary Shares owned by Willi Food Investments Ltd. (ii) 300,000 Ordinary Shares held directly by BSD, and (iii) 337,741 Ordinary Shares held by Zwi Williger, who has granted to BSD an irrevocable proxy with respect to those shares.

(3)
Includes the shares held by BSD, which may be deemed to be owned by Mr. Oleksandr Granovskyi, a director and an indirect controlling shareholder of the Company.  Mr. Granovskyi disclaims beneficial ownership of such shares extent to the extent of his pecuniary interest therein.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of May 26, 2015, 4,689,224 Ordinary Shares (approximately 35.77% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares.

PROPOSAL NO. 1      ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, (iii) Mr. Oleksandr Granovskyi, (iv) Mr. Israel Yosef Schneorson, (v) Mr. Gershon Chanoch Winderboim, (vi) Mr. Shneor Zalman Vigler, (vii) Mr. Emil Budilovsky and (viii) Mr. Ilan Cohen. Such nominees are to serve together with the External Directors of the Company.  Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Zwi Williger, age 60, has served as Chairman of the Company since January 1997. Prior to that and from inception of the Company in 1994 until 1997, he had served as a director and Manager of Marketing Development of the Company.  In addition, Mr. Williger served as Chief Operating Officer of the Company from 1997 until 2011. Mr. Williger serves or has served as a director of the Company’s subsidiaries: WFD since 1996, and Gold Frost from 2001 until 2011. In addition, Mr. Williger has served as a director of Willi-Food since 1992 and as a director of Titanic, a company he owns together with his brother Mr. Joseph Williger (who serves as President and a director of the Company), since 1990. Mr. Williger attended Fresno University in California.

Joseph Williger, age 58, has served as a Director of the Company since its inception in January 1994, and as President of the Company since September 2011 (when he ceased serving as Chief Executive Officer, a position he had held since the Company's inception in 1994). Mr. Williger has also served as the Chairman of the Company’s subsidiaries, WFD and Gold Frost, since 1996 and 2001, respectively. Mr. Williger's brother, Zwi Williger, serves as the Company's Chairman of the Board of Directors of the Company. Mr. Williger has also served as a director and Chairman of the Board of Willi-Food, the controlling shareholder of the Company, since 1992 and 1994, respectively. Mr. Williger has served as Director of Titanic since 1990. Mr. Williger attended Bar-Ilan University in Israel and California State University, Northridge in Los Angeles.

Oleksandr Granovskyi, age 43, has served as a director of the Company and Willi-Food since December 2014. Mr. Granovskyi is the indirect controlling shareholder of the Company. Mr. Granovskyi has served as the Chairman of BSD since April 2015. In addition, Mr. Granovskyi is a shareholder at Vertex United Ltd. ("Vertex United"), a Ukrainian company which provides services in the hospitality management sector, and is involved in Vertex United's strategy and development. He earned a Masters degree in Law from the Economics and Law Faculty at the Odessa State University of I.I Mechnikov, Ukraine, and a Masters degree in Management from the State Academy of Management under the President of Ukraine.

Israel Yosef Schneorson, age 49, has served as a Vice Chairman of the Company since May 2014. He has served as CEO and a Vice Chairman at BGI Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of BSD since August 2013.  In addition, Mr. Schneorson served as economic advisor to Mr. Oleksandr Granovskyi from 2007 to 2012 and as CEO and director of ZBI Ltd., a holding company traded on the TASE, from 2012 to 2014.  Mr. Schneorson attended the Rabbinical College of America in Morristown, New Jersey.

Gershon Chanoch Winderboim, age 58, has served as a director of the Company since May 2014. Mr. Winderboim has served as Chairman of BGI Investments (1961) Ltd. since November 2013 and as a director of ZBI Ltd. since 2012.  In addition, Mr. Winderboim served as Chairman of ZBI Ltd. from 2013 to 2014. A real estate and tax attorney at the law firm of Meir Mizrahi & Co., Mr. Winderboim has a degree in law from the Shaarey Mishbat College in Israel and certified master's degree in law from the Bar-Ilan University in Israel.

Shneor Zalman Vigler, age 36, has served as a director of the Company and Willi-Food since May 2014. Mr. Vigler has served as a director of BGI Investments (1961) Ltd. since March 2014. He currently serves as the Assistant to the Chief Rabbi of Odessa and southern Ukraine and Acting Principal of various community institutions.

Emil Budilovsky, age 45, has served as a director of the Company since May 2014. Between December 2014 and March 2015, Mr. Budilovsky served as CEO of the Company and Willi-Food. Since June 2014, Mr. Budilovsky has served as VP of Business Development for BSD, and since April 2015 he has also served as a director of BSD. In addition, Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in the Ukraine traded on the AIM Market in London, from 2012 to 2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London (and a subsidiary of the Fishman Group), from 2010 to 2012 and CFO of Adama Ukraine Ltd., a real estate developer in the Ukraine, from 2009 to 2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University in Israel, an MBA from Tel Aviv University in Israel and a degree in law from the College of Management in Israel.  Mr. Budilovsky is a member of the New York Bar.

Ilan Cohen, age 56, has served as a director of the Company since May 2014. Since that time, Mr. Cohen has also been self-employed as a consultant manager for various construction projects. For approximately 20 years until May 2014, he was the Manager of Administration of Jerusalem City Hall, Kikar Safra Campus, and other municipal buildings.  Mr. Cohen received his BA in the history of the Jewish nation from the Open University in Tel Aviv, Israel and he studied architecture at Bezalel Academy of Arts and Design, Jerusalem, Israel.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Mr. Boaz Nissimov and Mr. Ilan Cohen qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee. At the Meeting, the shareholders will be asked to appoint Mrs. Sigal Grinboim and Mr. Menashe Arnon (following ending Mr. Nissimov term) as External Directors.  If elected, Sigal Grinboim and Mr. Menashe Arnon (following ending Mr. Nissimov term) will serve as members of the Audit Committee.

The responsibilities of the Audit Committee under the Companies Law include identifying irregularities in the management of the Company’s business, approving related party transactions as required by law, reviewing the Company's internal controls and examining the scope of work of the external auditor and its compensation.

Compensation Committee

In addition, under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law.  Boaz Nissimov and Ilan Cohen are members of the compensation committee and qualify to be members of a compensation committee under the Companies Law. At the Meeting, the shareholders will be asked to appoint Mrs. Sigal Grinboim and Mr. Menashe Arnon (following ending Mr. Nissimov term) as External Directors. If elected, Mrs. Sigal Grinboim and Mr. Menashe Arnon (following ending Mr. Nissimov term) will serve as members of the Compensation Committee.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board of Directors the compensation policy for the Company's officers and determine whether to approve the terms of office and employment of the Company's officers in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board of Directors and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger, Oleksandr Granovskyi, Israel Yosef Schneorson, Gershon Chanoch Winderboim, Shneor Zalman Vigler, Emil Budilovsky and Ilan Cohen be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2      RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants (“Deloitte”), as independent auditors of the Company for the year ending December 31, 2015 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company’s independent auditors for the year ended December 31, 2014.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2015 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and the Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 2.

PROPOSAL NO. 3      NOMINATE MRS. SIGAL GRINBOIM AS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

The Board of Directors has proposed to appoint Mrs. Sigal Grinboim as an External Director for a period of three years, commencing from the Meeting date.

Companies Law Requirements Regarding External Directors

We are subject to the provisions of the Companies Law which requires that we have at least two External Directors.  See below for a description of certain persons that may not serve as External Directors under the Companies Law.  Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by such controlling shareholder, may not engage an External Director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person.  The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise.  Under regulations adopted under the Companies Law ("Regulations"), a director having financial and accounting expertise is a person who is determined by the Board, due to his or her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has "Professional Expertise" if he or she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law, or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and compensation committee must include all the external directors.

A person may not serve as an external director if such person is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his or her relatives, partners, employers, someone to whom he is subordinated directly or indirectly or entities under the person’s control, have or had any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional two three-year terms.

External directors may be compensated only in accordance with the Regulations. The Regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the Regulations, an amount within a range set in the Regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the Regulations, which does not exceed the "maximum amount", does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

Compensation of external directors must be determined prior to their consent to serve as an external director and prior to their appointment as external directors. Mrs. Grinboim's compensation will be as the same as all other directors of the Company and shall be equal to the determined "fixed amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

The Board of Directors has proposed to elect Mrs. Sigal Grinboim as an External Director and as a member of the Audit Committee and the Compensation Committee, to serve in such office for a period of three consecutive years.  Mrs. Grinboim is to serve together with Mr. Boaz Nissimov, who serves as an External Director of the Company until August 29, 2015.  It is the intention of the parties named in the proxy to vote for the nomination of Mrs. Grinboim.  Mrs. Grinboim would replace Ms. Ayelet Eliav, who served as an External Director until May 16, 2015.

The following information with respect to Mrs. Grinboim is based on information furnished to it by Mrs. Grinboim.

Sigal Grinboim, age 50, serves as an external director in three companies publicly traded on the TASE, Tamir Fishman Real Estate Fund, Gindi Investments 1 Ltd. a real estate and construction company, and Nextgen Biomed Ltd., a biotechnology company. Since 2007, Mrs. Grinboim has been providing external financial services and providing professional financial opinions.  Between 2004 and 2007, Mrs. Grinboim was the Manager of the Israeli branch and the Chief Financial Officer of HOMI Industries Ltd., a Nasdaq listed company which develops and manufactures a range of advanced computerized minibars.  Between 2003 and 2004, she was a partner in Romano and Co. accounting firm and between 1997 and 2002, she was the Chief Financial Officer of Amos Gazit Ltd., which sells safety products. Between 1993 and 1996 she was an audit senior manager in Fahan Kane and Co. accounting firm.  Mrs. Grinboim is a certified public accountant (Israel).  She holds a BSC in exact sciences from Tel Aviv University in Tel Aviv, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

Mrs. Grinboim has notified the Company by completing a questionnaire that she complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director.  In addition, the Board of Directors’ has determined that Mrs. Grinboim satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mrs. Sigal Grinboim be, and hereby is, nominated to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shall be equal to the determined amounts per meeting and the minimal annual amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The approval of Proposal 3 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 3.

PROPOSAL NO. 4      NOMINATE MR. MENASHE ARNON AS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

The Board of Directors has proposed to appoint Mr. Menashe Arnon as an External Director for a period of three years, commencing from August 30, 2015.

The Board of Directors has proposed to elect Mr. Arnon as an External Director and as a member of the Audit Committee and the Compensation Committee, to serve in such office for a period of three consecutive years.  Mr. Arnon is to serve together with Mrs. Sigal Grinboim, who is also proposed to be nominated in the Meeting.  It is the intention of the parties named in the proxy to vote for the nomination of Mr. Arnon.  Mr. Arnon would replace Mr. Boaz Nissimov, who serves as an External Director of the Company and its term will end on August 29, 2015.

Mr. Arnon's compensation will be as the same as all other directors of the Company and shall be equal to the determined "fixed amounts" per meeting and the "minimum amounts" for the annual compensation, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended.  The compensation for Mr. Arnon was approved by the Compensation Committee with a quorum that included one external director and one independent director, Boaz Nissimov and Ilan Cohen.  For the sake of caution, the approval of compensation for Mr. Arnon will be brought for ratification of the Compensation Committee after the election of  Mrs. Sigal Grinboim  as an external director, if so elected.

The following information with respect to Mr. Arnon is based on information furnished to it by Mr. Arnon.

Menashe Arnon, age 75, has served as a financial and organizational consultant to Spancrete Palmachim Ltd., a private Israeli company which manufactures pre-cast concrete products for the construction industry since 2007 and currently serves as an external director of the Israel Land Development Company Ltd., an Israeli company traded on the TASE active in the real-estate, utilities and energy,  hotels and outdoor advertising fields, and of Hagag- Group Ltd., an Israeli company traded on the TASE active in the real estate construction field.  For both companies, Mr. Arnon serves as the Chairman of the Financial Committee.  From 1999 to 2005, he served a senior executive partner at Deloitte Brightman Almagor C.P.A. Mr. Arnon also served as the outside auditor for Israeli companies traded on the TASE, such as Urdan Metal and Casting Ltd. and Orbit Communication Systems Ltd., and as the outside auditor for Israeli companies traded on Nasdaq, such as Suspension and parts industries Ltd. Mr. Arnon is a graduate of the Hebrew University of Jerusalem and is an Israeli C.P.A. since 1969.

Mr. Arnon has notified the Company by completing a questionnaire that he complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director.  In addition, the Board of Directors’ has determined that Mr. Arnon satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mr. Menashe Arnon be, and hereby is, nominated to hold office as an External Director of the Company for a three-year term commencing August 30, 2015, in accordance with the provisions of the Companies Law and his compensation shall be equal to the determined amounts per meeting and the minimal annual amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 4.

PROPOSAL NO. 5      APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTERS FOR MRS. SIGAL GRINBOIM AND MR. MENASHE ARNON

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, Board of Directors and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers, if such approval was not otherwise required by a special majority of the General Meeting of shareholders.

For the avoidance of doubt, the exemption and indemnification letter, which is the subject of this proposal, is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers.  A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:
http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and Board of Directors believe that it is in the Company’s best interest to approve the above referenced exemption and indemnification letter to Mrs. Sigal Grinboim and Mr. Menashe Arnon, which are proposed to be appointed as an External Directors in the Meeting. The Compensation Committee and Board of Directors unanimously granted their approval on May 28, 2014. The exemption and indemnification letters for Mrs. Grinboim and Mr. Arnon was approved by the Compensation Committee with a quorum that included one external director and one independent director, Boaz Nissimov and Ilan Cohen.  For the sake of caution, approval of the exemption of indemnification letters for Mrs. Grinboim and Mr Arnon will be brought for ratification of the Compensation Committee after the election of Mrs. Grinboim as an external director, if so elected.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letter for (i) Mrs. Sigal Grinboim commencing the date of approval by the Meeting and (ii) Mr. Menashe Arnon commencing August 30, 2015, in accordance with the Company's Compensation Policy."

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

The Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 5.

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS’ REPORT AND DIRECTORS’ REPORT

The Company will distribute at the Meeting the financial statements, the auditors’ report and the directors’ report for the fiscal year ended December 31, 2014, and will present to the Company shareholders certain highlights thereof.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2014, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between June 21, 2015 until June 25, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2014, together with the report of the auditors thereon, is available upon request by writing to Mr. Pavel Buber, CPA, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: June 1, 2015

By Order of the Board of Directors
Zwi Williger, Chairman of the Board of Directors

Appendix A
Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________                                                      Signature: __________________

________________________________________

1
As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(a) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(b) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2
As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3
As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Pavel Buber, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on July 2, 2015 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

July 2, 2015

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	A) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-election of Mr. Oleksandr Granovskyi as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

D) Re-election of Mr. Israel Yosef Schneorson as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

E) Re-election of Mr. Gershon Chanoch Winderboim as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

F) Re-election of Mr. Shneor Zalman Vigler as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

G) Re-election of Mr. Emil Budilovsky as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

H) Re-election of Mr. Ilan Cohen as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s Independent Auditors for the year ending December 31, 2015 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To appoint Mrs. Sigal Grinboim as an External Director of the Company for a three-year term and to approve her compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.	To appoint Mr. Menashe Arnon as an External Director of the Company for a three-year term commencing August 30, 2015 and to approve his compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

5.	To approve exemption and indemnification letters for (i) Mrs. Sigal Grinboim, commencing the date of approval by the Meeting and (ii) Mr. Menashe Arnon, commencing August 30, 2015.

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________ Signature: __________________________________ Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.